Mail Stop 3561

February 20, 2009

Andrew J. Rebholz
Chief Financial Officer
TravelCenters of America LLC
24601 Center Ridge Road
Westlake, OH 44145

>**Re: TravelCenters of America LLC**
>**Registration Statement on Form S-3**
>**Filed January 23, 2009**
>**File No. 333-156926**

Dear Mr. Rebholz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have registered for sale an amount in excess of what may be sold in any year based on the company's current public float, which is no more than one-third of the company's public float. See General Instruction I.B.6(a) of Form S-3. If the company's public float does not exceed $75 million after the effective date of the registration statement, please confirm your understanding of the need to ascertain the amount of securities that currently may be sold by the

company by engaging in a two-step process: (1) determination of the company's public float immediately prior to the intended sale; and (2) aggregation of all sales of the company's securities pursuant to primary offerings in the previous 12-month period (including the intended sale) to determine whether the one-third cap would be exceeded. See "Revisions to the Eligibility Requirements for Primary Securities Offerings on Forms S-3 and F-3," Securities Act Release No. 33-8878 (December 19, 2007). We also remind you of the need to recompute your public float each time an amendment to the Form S-3 is filed for the purpose of updating the registration statement in accordance with Section 10(a)(3) of the Securities Act.

Exhibit 5.1

2. We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion each time a takedown occurs that omits all of these assumptions. You may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K. We further note that certain assumptions appear to be inappropriate to make in a qualified opinion at this time, including, for example, the assumption in paragraph 1(iii) that the debt securities will have been established "so as not to violate any applicable law, the LLC Agreement or the Bylaws …," the assumptions in paragraph 2 regarding the adoption of a share designation "in the form required by applicable law" and receipt of consideration "in a form legally valid under applicable law …" and similar assumptions in the remainder of the opinion.

3. We note that counsel has opined that the "Warrant and such Warrant Common Shares will be validly issued, fully paid and nonassessable." Counsel must also opine that that the warrants are binding obligations under the state contract law governing the warrant agreement. We also note that in accordance with your registration statement you may issue warrants to purchase common shares, preferred shares or debt securities. However, the portion of the legal opinion concerning warrants discusses the common shares issuable upon exercise thereof, but does not address the possible issuance of preferred shares or debt securities. Please revise the legal opinion to address all the securities that may be issued upon the exercise of the warrants.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Ellie Bavaria, Special Counsel, (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Louis A. Goodman, Esq.